Exhibit (a)(2)

To:	409A Impacted Employees
From:	employeeservices-stock@citrix.com
Re:	Welcome to the Citrix Stock Option Tender Offer

Welcome to the Citrix Stock Option Tender Offer. As a result of the voluntary investigation of the Company’s historical stock option granting practices and related accounting, some of the stock options that you were granted have been determined to have a below-market exercise price as of its date of grant and could therefore be subject to an additional 20% federal tax, plus interest and penalties. To help you avoid these taxes, Citrix will be providing you a one-time opportunity to amend the exercise price of your Eligible Options (as defined in the Offer to Amend). The amendment will increase the exercise price of your Eligible Options to reflect the corrected exercise price. Citrix will then issue you a cash payment for the difference between the new exercise price and the original exercise price of your Eligible Options. Cash payments are expected to be made in January 2008. Other than with respect to the exercise price, the current terms of your Eligible options (for example, number of options, vesting) will remain unchanged.

To facilitate your review of the Citrix Stock Option Tender Offer, several documents are available on the Citrix Stock Option Tender Offer website:

1.	Instructions to Election Form: These instructions will help you navigate the Citrix Stock Option Tender Offer web site.

2.	FAQ: This document answers Frequently Asked Questions regarding the Citrix Stock Option Tender Offer. There are additional questions and answers in the Offer to Amend.

3.	The Offer to Amend: This is a legal document which details the terms of the offer to you and has been filed with the Securities and Exchange Commission.

4.	Stock Option Amendment and Cash Payment Agreement: After the Citrix Stock Option Tender Offer closes, this document will govern the terms of your amended Eligible Options.

Please note that participation in the Citrix Stock Option Tender Offer is voluntary. However, all individuals holding Eligible Options who wish to tender them for amendment or replacement must access the Citrix Stock Option Tender Offer website at https://ctxs.equitybenefits.com to complete the required Election Form in accordance with the instructions posted on the website or you may submit a paper Election Form to the Stock Administration Department. Employees may also fax completed hard copy election forms to the Stock Administration Department at (954)-267-2565. To obtain a paper Election Form, please contact the Stock Administration Department via e-mail at employeeservices-stock@citrix.com or via facsimile at (954) 267-2565. All documents must be received by the Stock Administration Department by 11:59 P.M. Eastern Time on October 8, 2007 (unless Citrix extends the Citrix Stock Option Tender Offer). We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

Please note, while participation in the Citrix Stock Option Tender Offer is completely voluntary, if you elect not to amend your Eligible Options pursuant to the Citrix Stock Option Tender Offer, then you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A of the Internal Revenue Code and comparable state tax laws.

In order to access the Citrix Stock Option Tender Offer website, you will use your employee ID number as your “Employee ID” and the last four digits of your social security number will be used as your “Password”. Please note that your Employee ID must be five digits long. If your ID is less than five digits, add enough preceding zeros to make it five digits long.

KEY DATES TO REMEMBER

The commencement date of the Citrix Stock Option Tender Offer is September 11, 2007.

Citrix will hold Webinars providing important information concerning the Citrix Stock Option Tender Offer on the following dates and times:

•	September 13, 2007 at 2:00 p.m. ET

•	September 13, 2007 at 4:00 p.m. ET

•	September 14, 2007 at 2:00 p.m. ET

The Citrix Stock Option Tender Offer will expire at 11:59 P.M. Eastern Time on October 8, 2007 (unless Citrix extends the Citrix Stock Option Tender Offer).

The Eligible Options will be amended on October 9, 2007 (unless Citrix extends the Citrix Stock Option Tender Offer). Please be aware that your account with E*Trade may take one to two business days to reflect the amendment to your options.

The cash payment is currently expected to be paid in January 2008.

If you have any further questions, please e-mail the Citrix Stock Administration Department at employeeservices-stock@citrix.com.